PYXIS TANKERS INC.
59 K. Karamanli Street
15125 Maroussi, Greece

September 18, 2020
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Pyxis Tankers Inc.
Registration Statement on Form F-1 (No. 333-245405)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the United States Securities and Exchange Commission on Form F-1 on August 13, 2020, as thereafter amended, be accelerated so that it will be made effective at 4:59 p.m. Eastern Time on September 22, 2020, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Keith Billotti at (212) 574-1274 or Evan Preponis at (212) 574-1438, each of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

PYXIS TANKERS INC.

By:	/s/ Henry P. Williams
Name: Henry P. Williams
Title: Chief Financial Officer

ThinkEquity,
A Division of Fordham Financial Management, Inc
17 State Street, 22nd Floor
New York, New York 10004

September 18, 2020
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pyxis Tankers Inc. (the “Company”)
Registration Statement on Form F-1 (the “Registration Statement”) File No. 333-245405

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), ThinkEquity, a division of Fordham Financial Management, Inc., as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so as to permit it to become effective on Tuesday, September 22, 2020, at 4:59 p.m. (Eastern Time), or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “E-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

ThinkEquity,
a division of Fordham Financial Management, Inc.

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking

cc: Leslie Marlow and Patrick Egan
     Gracin & Marlow, LLP